Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

By and between

HIPCRICKET, INC.

and

SITO MOBILE, LTD.

Dated as of January 20, 2015

TABLE OF CONTENTS
Page

ARTICLE 1 DEFINITIONS		1
1.1	Certain Terms Defined	1
1.2	Interpretation	2
ARTICLE 2 PURCHASE AND SALE OF THE ACQUIRED ASSETS		2
2.1	Purchase and Sale of Assets	2
2.2	Excluded Assets	4
2.3	Assumption of Liabilities	6
2.4	Excluded Liabilities	6
2.5	Assignment and Assumption of Contracts	8
ARTICLE 3 CONSIDERATION		10
3.1	Purchase Price	10
3.3	Allocation of Purchase Price	11
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER		11
4.1	Organization; Standing and Power	11
4.2	Validity and Execution	11
4.3	No Conflicts	12
4.4	No Subsidiaries	12
4.5	Title to and Use of Acquired Assets	12
4.6	Contracts	12
4.7	Real Property	12
4.8	Intellectual Property	13
4.9	Permits	13
4.1	Employee Benefit Plans	13
4.11	Labor Matters	14
4.12	Insurance	14
4.13	No Brokers or Finders	14
4.14	Litigation; Proceedings	14
4.15	Compliance with Laws	14
4.16	Affiliate Transactions	14
4.17	Accounts Receivable	14
4.18	PP&E	14
4.19	Warranties Are Exclusive	15
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER		15
5.1	Organization	15
5.2	Authorization and Validity	15
5.3	No Conflicts	15

5.4	Financial Ability	16
5.5	No Brokers or Finders	16
5.6	No Other Representations and Warranties	16
ARTICLE 6 COVENANTS AND OTHER AGREEMENTS		16
6.1	Pre-Closing Covenants of Seller	16
6.2	Pre-Closing Covenants of Buyer	17
6.3	Employment Covenants and Other Undertakings	18
6.4	Approvals	19
6.5	Release of Liens	20
6.6	Intellectual Property Registration	20
6.7	Advertising Customer Deposits	20
6.8	Post-Closing Access	20
ARTICLE 7 TAXES		21
7.1	Taxes Related to Purchase of Acquired Assets	21
7.2	Waiver of Bulk Sales Laws	22
ARTICLE 8 BANKRUPTCY COURT MATTERS		22
8.1	Motions	22
8.2	Contracts	22
8.3	Buyer Protections	23
8.4	Consultation with Buyer	23
ARTICLE 9 CONDITIONS PRECEDENT TO PERFORMANCE BY THE PARTIES		23
9.1	Conditions Precedent to Performance by Seller	23
9.2	Conditions Precedent to the Performance by Buyer	24
ARTICLE 10 CLOSING AND DELIVERIES		24
10.1	Closing	24
10.2	Seller’s Deliveries	25
10.3	Buyer’s Deliveries	25
10.4	Possession	25
ARTICLE 11 TERMINATION		26
11.1	Termination	26
11.2	Effect of Termination	27
11.3	Buyer Protections	27
ARTICLE 12 MISCELLANEOUS		28
12.1	Survival	28
12.2	Further Assurances	28
12.3	Successors and Assigns	29
12.4	Governing Law; Jurisdiction	29

12.5	Expenses	29
12.6	Severability	29
12.7	Notices	29
12.8	Amendments; Waivers	31
12.9	Entire Agreement	31
12.1	Seller Disclosures	32
12.11	Headings	32
12.12	Counterparts	32
12.13	Payments and Revenues	32
12.14	Specific Performance	32
12.15	Waiver of Jury Trial	32
12.16	No Third Party Beneficiaries	33

Appendix A - Defined Terms

Exhibits

Exhibit A - Form of Assignment and Assumption Agreement
Exhibit B - Form of Bid Procedures Order
Exhibit C - Form of Bill of Sale
Exhibit D - Form of Patent Assignment Agreement
Exhibit E - Form of Sale Order
Exhibit F - Form of Trademark Assignment Agreement
Exhibit G - Form of Escrow Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (as amended or modified, the “Agreement”) is made and entered into as of January 20, 2015 (the “Execution Date”), by and between SITO Mobile, Ltd., a Delaware corporation (“Buyer”), and Hipcricket, Inc., a Delaware corporation (“Seller” and, together with Buyer, the “Parties”).

RECITALS

WHEREAS, Seller is in the business of providing end-to-end, data driven mobile advertising and marketing solutions through its proprietary AD LIFE® software-as-a service platform (as such business is conducted by Seller, the “Business”);

WHEREAS, Seller intends to file a voluntary petition for relief in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), commencing voluntary proceedings (the “Bankruptcy Case”) pursuant to chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101 et seq. (the “Bankruptcy Code”) on or before January 20, 2015;

WHEREAS, Seller desires to sell, transfer and assign to Buyer, and Buyer desires to acquire and assume from Seller, pursuant to Sections 363 and 365 of the Bankruptcy Code, the Acquired Assets (as defined herein) and the Assumed Liabilities (as defined herein), as more specifically provided herein;

WHEREAS, the board of directors of Seller has determined that it is advisable and in the best interests of its estate and the beneficiaries of such estate to consummate the transactions provided for herein pursuant to the Bid Procedures Order (as defined herein) and the Sale Order (as defined herein) and has approved this Agreement;

WHEREAS, the transactions contemplated by this Agreement are subject to the approval of the Bankruptcy Court and will be consummated only pursuant to the Sale Order to be entered in the Bankruptcy Case; and

WHEREAS, pursuant to the Bid Procedures Order, Seller shall conduct an Auction (as defined herein) to determine the highest and/or best offer for the Acquired Assets.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Seller and Buyer hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1           Certain Terms Defined.  Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to such terms in Appendix A attached hereto and as set forth elsewhere herein.

1.2           Interpretation.

(a)           When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b)           Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(c)           The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d)           The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e)           A reference to any Party to this Agreement or any other agreement or document shall include such Party’s permitted successors and assigns.

(f)           A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or reenactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g)           Any reference in this Agreement to $ shall mean U.S. dollars.

(h)           The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2

PURCHASE AND SALE OF THE ACQUIRED ASSETS

2.1           Purchase and Sale of Assets.  Pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, assign, convey and deliver to Buyer, all of Seller’s right, title and interest in, to and under all of Seller’s tangible and intangible assets, properties, rights and claims, to the extent owned, leased, licensed, used or held for use in or relating to the Business, as the same shall exist as of the Closing Date, of whatever kind or nature and wherever situated or located, other than the Excluded Assets, free and clear of all Liens, Claims, Interests or Encumbrances (other than Permitted Liens).  All of such assets, properties and rights (other than the Excluded Assets) are collectively referred to in this Agreement as the “Acquired Assets.” Without limitation of the foregoing, the Acquired Assets shall include Seller’s right, title and interest in and to the following assets and properties as of the Closing Date, except to the extent that any of the following are enumerated in Section 2.2 as being Excluded Assets:

(a)           all accounts receivable, notes receivable, negotiable instruments, chattel paper (including without limitation, completed work which has not yet been billed) and other receivables (including, without limitation, in respect of goods shipped, products sold, licenses granted, services rendered or otherwise and all amounts that may be returned or returnable with respect to letters of credit drawn down prior to the Closing) from third parties, together with any unpaid financing charges accrued thereon (collectively “Accounts Receivable”);

(b)           all Intellectual Property related to the Business, including all Intellectual Property set forth on Schedule 4.8(a)(ii);

(c)           all PP&E set forth on Schedule 4.18;

(d)           all Cash;

(e)           all deposits (including, without limitation, customer deposits and security deposits (whether maintained in escrow or otherwise) for rent, electricity, telephone or otherwise), advances, prepayments, rights in respect of promotional allowances, vendor rebates and other refunds, claims, causes of action, rights of recovery, rights under warranties and guaranties, rights of set-off and rights of recoupment of every kind and nature (whether or not known or unknown or contingent or non-contingent), and the right to receive and retain mail, Accounts Receivable payments and other communications of Seller, in each instance, to the extent relating to the Business and/or the Acquired Assets;

(f)           all Transferred Leased Real Property, in each case together with all interests in and to all Improvements and fixtures located thereon or attached thereto, and other appurtenances thereto, and rights in respect thereof;

(g)           all Assumed Contracts;

(h)           all Documents (including books and records) that are related to the Business and/or the Acquired Assets, to the extent reasonably available, not subject to claims of attorney-client privilege, and otherwise permitted by applicable Law;

(i)           all Permits to the extent transferable;

(j)           except to the extent that such insurance policy is an Excluded Asset under Section 2.2(f) or Section 2.2(g) below, all rights under or arising out of all insurance policies relating to the Acquired Assets (including, without limitation, returns and refunds of any premiums paid, or other amounts due back to Seller, with respect to cancelled policies, all proceeds received after Closing and all proceeds received prior to Closing in connection with casualty events involving tangible Acquired Assets;

(k)           any Claim, right or interest in and to all (or the benefit of all to the extent not assignable) Tax refunds, rebates, abatements, credits and similar items of Seller relating to any period, or portion of any period, beginning on or after the Closing Date or any Tax Return, to the extent relating to the Business and/or the Acquired Assets post-Closing;

(l)           all rights and claims of Seller for any action under the Bankruptcy Code, including avoidance actions available to Seller under Sections 544 through 553 of the Bankruptcy Code, of whatever kind or nature against non-insiders of Seller;

(m)           all rights and claims of Seller in and to the corporate names “HipCricket”, “Augme Technologies”, “Modavox, Inc.”, “Surfnet Media Group, Inc.”, “InnerSpace Corporation”, and “Idle Corporation”, and any other corporate name currently or formerly used in connection with the Business;

(n)           all rights under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with employees and agents of Seller or with third parties (including, without limitation, any non-disclosure or confidentiality, non-compete, or non-solicitation agreements entered into in connection with the Auction) to the extent relating to the Business and/or the Acquired Assets;

(o)           all rights under or pursuant to all warranties, representations and guarantees made by vendors, suppliers, manufacturers, contractors and any other Person to the extent relating to products sold, or services provided, to Seller or to the extent affecting any Acquired Assets, other than any warranties, representations and guarantees pertaining to any Excluded Assets;

(p)           all sales and promotional materials, catalogues and advertising literature relating to the Business; and

(q)           those additional assets listed on Schedule 2.1.

2.2           Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, nothing herein shall be deemed an agreement to sell, transfer, assign or convey any of the Excluded Assets to Buyer, and Seller shall retain all right, title and interest to, in and under, and all obligations with respect to the Excluded Assets.  For all purposes of and under this Agreement, the term “Excluded Assets” shall consist of the following items, assets and properties (whether or not such assets are otherwise described in Section 2.1) as of the Closing:

(a)           the corporate minute books (including, without limitation, stock certificates and corporate seal), Tax records, work papers and other files, documents, instruments, papers, books, reports and records of Seller (including in electronic format) as they pertain solely to the Excluded Assets and/or ownership, organization, qualification to do business or existence of Seller; provided that Buyer will have the right to make copies of any portion of such retained files, documents, instruments, papers, books, reports and records that relate solely to the Business or any of the Acquired Assets, in each instance, to the extent (i) the same are not subject to claims of attorney-client privilege, and (ii) permitted by applicable Law;

(b)           the rights of Seller under this Agreement and the Ancillary Agreements and all Cash and non-Cash consideration payable or deliverable to Seller under this Agreement;

(c)           Permits that are not transferable;

(d)           all shares of capital stock or other equity interests in Seller or any securities convertible into, exchangeable or exercisable for shares of capital stock or other equity interests in Seller;

(e)           (i) all rights under or arising out of insurance policies not relating to the Acquired Assets, (ii) all insurance proceeds received or to become due in connection with such rights, and (iii) all business interruption insurance proceeds;

(f)           all current and prior director and officer insurance policies of Seller and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(g)           subject to Section 2.5, all Contracts that are not Assumed Contracts;

(h)           any causes of action, claims and demands of whatever nature arising from or in connection with the Business and operation of the Acquired Assets, in each case relating to any period, or portion of any period, on or prior to the Closing Date;

(i)           all rights and claims of Seller for any action under the Bankruptcy Code, including avoidance actions available to Seller under Sections 544 through 553 of the Bankruptcy Code, of whatever kind or nature against any insider (as such term is defined in section 101(31) of the Bankruptcy Code);

(j)           all Employee Benefit Plans and all trust funds and Contracts related thereto;

(k)           all rights in or to assets leased or licensed by Seller (as lessee or licensee) except to the extent the liabilities and obligations under the associated lease or license are assumed by Seller and such lease or license is assigned to Buyer;

(l)           documents prepared in connection with this Agreement or the transactions contemplated hereby or relating to the Bankruptcy Case, and other Documents not related to the Business or the Acquired Assets;

(m)           all rights or interests in and to any Tax refunds (other than as set forth in Section 2.1(k)), tax loss or other attribute of Seller;

(n)           the goodwill of Seller relating to the Business; and

(o)           those additional assets listed on Schedule 2.2.

2.3           Assumption of Liabilities.  Upon the terms and subject to the conditions of this Agreement, Buyer shall, effective at the time of the Closing, assume and agree to discharge and perform when due, the Liabilities of Seller (and only those Liabilities of Seller) which are enumerated in this Section 2.3 (the “Assumed Liabilities”).  The following Liabilities of Seller (and only the following Liabilities) shall constitute the Assumed Liabilities:

(a)           all Cure Amounts due and owing under any Assumed Contracts up to a maximum of $500,000 (the “Cure Cap”);

(b)           all of Seller’s Liabilities under the Assumed Contracts arising on and after the Closing Date;

(c)           all Liabilities arising out of the operation or ownership of the Acquired Assets first arising during, and related to, any period following the Closing Date;

(d)           those specific Liabilities of Seller (if any) identified on Schedule 2.3(d) attached hereto;

(e)           all Tax liabilities relating to the Acquired Assets for a Tax period (or portion thereof) beginning on or after the Closing Date, but excluding (i) all income Tax liabilities of Seller for any Tax period, and (ii) any Transaction Taxes (which shall be governed by Section 7.1(a));

(f)           the Obligations (as defined in the DIP Order) which shall include, without limitation, (i) any obligations outstanding under the DIP Order as of the Closing Date and (ii) the amount, if any, of the Carve-Out (as defined in the DIP Order) which is required to be funded after the Closing Date; provided that the sum of all cash of the Business as of the Closing Date shall reduce the amount of such Obligations (the “Assumed DIP Obligations”); and

(g)           any Liabilities to the Transferred Employees that may arise as a result of Buyer’s conduct after the Closing;

(h)           all Liabilities as set forth in Section 6.3;

(i)           Liabilities arising under the KEIP, to the extent the KEIP is approved pursuant to an order entered by the Bankruptcy Court, up to the KEIP Limit; and

(j)           Assumed WARN Obligations.

2.4           Excluded Liabilities.  All Claims against Seller, and all Liabilities of Seller which are (x) enumerated below in this Section 2.4 or (y) not specifically assumed by Buyer pursuant to Section 2.3 are collectively referred to herein as the “Excluded Liabilities.” Buyer shall not assume, be deemed to have assumed, or otherwise be responsible or liable for, any of the Excluded Liabilities.  Notwithstanding Section 2.3, the following claims against, and liabilities of, Seller are Excluded Liabilities and shall not be assumed or discharged by Buyer:

(a)           any and all Liabilities for Taxes of Seller or any of its Affiliates or any shareholder or equity owner of Seller or Affiliate or for which such Seller or Affiliate may be liable, but excluding (i) those expressly enumerated in Section 2.3, and (ii) any Transaction Taxes (which shall be governed by Section 7.1(a));

(b)           any and all Liabilities for indebtedness of Seller with respect to borrowed money (other than obligations with respect to capitalized leases that are Assumed Contracts);

(c)           any pre-Closing litigation claim or assessment, breach of Contract (excluding Buyer’s obligation to pay the Cure Amounts with respect to the Assumed Contracts), tort, infringement, violation of Law by Seller or any of its Affiliates arising from any facts, events or circumstances arising on or prior to the Closing Date, in each case, of any kind or nature whatsoever and whether related to the Acquired Assets or the Business or otherwise and regardless of when commenced;

(d)           any and all Liabilities (i) that are the subject of any dispute, litigation, arbitration, judgment, order, decree or other proceeding as of the Closing Date, (ii) with respect to periods prior to the Closing Date and are or could be asserted as a claim in litigation or arbitration after the Closing Date, or (iii) arising as a result of actions or omissions with respect to services provided to customers prior to the Closing (including, without limitation, all matters noticed or pending and scheduled on Schedule 4.14 and any such liabilities or obligations that otherwise would be Assumed Liabilities), except to the extent that any of the foregoing relates to any of the liabilities or obligations expressly enumerated in Section 2.3;

(e)           any Liabilities of Seller arising out of the ownership or operation of an Excluded Asset, including, for the avoidance of doubt, any Liability with respect to Employee Benefit Plans (other than as provided in Section 2.4(g)) and those Contracts and Permits which constitute Excluded Assets;

(f)           any Liability of Seller or any of its ERISA Affiliates under Title IV of ERISA;

(g)           any Liability of Seller or any of its ERISA Affiliates under COBRA except as provided in Section 6.3(g) below;

(h)           any pension or retirement Liability of Seller to its current or former employees which are accrued as of the Closing Date, whether or not under any Employee Plan;

(i)           all Liabilities with respect to any costs and expenses (including all legal, accounting, financial advisory, valuation, investment banking and other third party advisory or consulting fees and expenses) incurred by or on behalf of Seller or any Affiliates of Seller in connection with the Bankruptcy Case or the transactions contemplated by this Agreement;

(j)           all Liabilities (i) existing prior to the filing of the Bankruptcy Case that are subject to compromise under the Bankruptcy Case, other than the Cure Amounts and (ii) to the extent not otherwise expressly assumed herein, incurred subsequent to the filing of the Bankruptcy Case and prior to the Closing; and

(k)           obligations, liabilities or amounts payable to any security holder of Seller or any of its Affiliates.

2.5           Assignment and Assumption of Contracts.

(a)           Assignment and Assumption at Closing.

(i)           Schedule 2.5(a) sets forth a list of all executory Contracts to which Seller is a party and which Buyer has designated to be included in the Acquired Assets (the “Assumed Contracts”), together with estimated Cure Amounts for each Assumed Contract.  From and after the date hereof until five (5) Business Days prior to the Sale Hearing, Buyer shall be entitled to make such additions and deletions to Schedule 2.5(a) by delivery of written notice to Seller.  Any such deleted Contract shall be deemed to no longer be an Assumed Contract and any such added Contract shall be deemed an Assumed Contract.  Additionally, if Seller shall enter into any Contract after the Execution Date upon the express written consent of Buyer, then Buyer shall add such Contract to Schedule 2.5(a) as an Assumed Contract and Buyer shall not delete such Contract from Schedule 2.5(a) without the express written consent of Seller.

(ii)           Seller shall provide timely written notice of the procedures for the assumption and assignment of Contracts to parties to all Contracts in accordance with applicable Law and take all other commercially reasonable actions necessary to cause all Assumed Contracts to be assumed by Seller and assigned to Buyer, provided that the only Contracts to be actually assumed and assigned to Buyer at Closing will be the Assumed Contracts.  Buyer shall, at or prior to Closing, comply with all requirements under Section 365 necessary to assign to Buyer the Assumed Contracts (including, without limitation, by providing “adequate assurance of future performance” (within the meaning of Section 365 of the Bankruptcy Code)).

(iii)           At Closing, (x) Seller shall, pursuant to the Sale Order and the Assignment and Assumption Agreement(s), assume and assign to Buyer (the consideration for which is included in the Purchase Price) each of the Assumed Contracts that are capable of being assumed and assigned and (y) Buyer shall pay promptly all Cure Amounts (if any) in connection with such assumption and assignment (as agreed to among Buyer and Seller or as determined by the Bankruptcy Court) and assume and perform and discharge the Assumed Liabilities (if any) under the Assumed Contracts, pursuant to the Assignment and Assumption Agreement(s).

(b)           Previously Omitted Contracts.

(i)           If it is discovered that a Contract should have been listed on Schedule 4.6 but was not listed on Schedule 4.6 (any such Contract, a “Previously Omitted Contract”), Seller shall, promptly following the discovery thereof (but in no event later than five (5) Business Days following the discovery thereof), (x) notify Buyer of such Previously Omitted Contract and all Cure Amounts (if any) for such Previously Omitted Contract, and (y) if requested by Buyer, file a motion with the Bankruptcy Court on notice to the counterparties to such Previously Omitted Contract seeking entry of an order (the “Omitted Contract Order”) fixing the Cure Amounts and approving the assumption and assignment of such Previously Omitted Contract in accordance with this Section 2.5(b) (provided that no Previously Omitted Contract shall be assumed and assigned unless such Previously Omitted Contract shall be designated by Buyer as “Assumed” in accordance with Section 2.5(a)(i)).

(ii)           For purposes of the application of this Section 2.5, only Previously Omitted Contract designated as “Assumed” by Buyer shall be an Assumed Contract.  Each Previously Omitted Contract shall then be treated in accordance with the provisions of this Section 2.5 with respect to Assumed Contracts.

(c)           Non-Assignment of Contracts and Permits.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Assumed Contract or any Permit, if, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, an attempt at assignment or transfer thereof, without the consent or approval of, or granting or issuance of any license or permit by, any third party thereto (each such action, a “Necessary Consent”), would constitute a breach thereof or in any way adversely affect the rights of Buyer thereunder.  In such event, Seller and Buyer will use their commercially reasonable efforts to obtain the Necessary Consents with respect to any such Assumed Contract or Permit or any claim or right or any benefit arising thereunder for the assignment thereof to Buyer as Buyer may reasonably request.  If, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code such Necessary Consent is not obtained, neither Seller nor Buyer shall be in breach of this Agreement nor shall the Purchase Price be adjusted nor (but subject to Buyer’s termination right set forth in Section 11.1(d)(iii)) shall the Closing be delayed in respect of the Assumed Contracts or the Permits; provided, however, if the Closing occurs, then, from and after the Closing, Seller shall cooperate with Buyer in any reasonable arrangement Buyer may request to provide Buyer with all of the benefits of, or under, the applicable Assumed Contract or applicable Permit, including enforcement for the benefit of Buyer of any and all rights of Seller against any party to the applicable Assumed Contract or applicable Permit arising out of the breach or cancellation thereof by such party; provided, however, to the extent that any such arrangement has been made to provide Buyer with the benefits of, or under, the applicable Assumed Contract or applicable Permit, from and after Closing, Buyer shall be responsible for, and shall promptly pay, (x) all costs and expenses of Seller to establish, implement, monitor, maintain, execute on, or carry into effect any such arrangement (including any costs and expenses incurred in connection with enforcing rights under any such Assumed Contract or Permit), and (y) all payment and other obligations under such Assumed Contract or Permit (all of which shall constitute, and shall be deemed to be, Assumed Liabilities hereunder) to the same extent as if such Assumed Contract or Permit had been assigned or transferred at Closing with respect to Assumed Contracts and Permits, and at such applicable later date specified in this Section 2.5 with respect to any additional Assumed Contracts.  Anything in this Agreement to the contrary notwithstanding, the obligation of Seller to cooperate with Buyer set forth in this Section 2.5(c) shall terminate upon the closing of the Bankruptcy Case.  Any assignment to Buyer of any Assumed Contract or Permit that shall, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, require the consent or approval of any Person for such assignment as aforesaid shall be made subject to such consent or approval being obtained.

ARTICLE 3

CONSIDERATION

3.1           Purchase Price.  In consideration of the sale of the Acquired Assets to Buyer, and upon the terms and subject to the conditions set forth herein, the aggregate purchase price (the “Purchase Price”) to be paid by Buyer to Seller for the Acquired Assets shall be (i) an amount equal to the sum of (I) Four Million Five Hundred Thousand Dollars ($4,500,000) in cash (the “Cash Purchase Price”), plus (II) an amount equal to the Cure Amounts up to the Cure Cap, plus (III) the amounts approved by the Bankruptcy Court with respect to the KEIP up to the KEIP Limit, less (ii) the sum of (I) the amount of Assumed DIP Obligations plus (II) the amount of Cure Amounts that are required to be paid in excess of the Cure Cap up to a maximum of Fifty Thousand Dollars ($50,000).

3.2           Deposit.  As soon as reasonably practicable following the date hereof, but in any event no later than 12:00 p.m. (PST) on the first Business Day immediately following the date hereof, Buyer shall wire $200,000 in immediately available funds (the “Deposit”) to Pachulski Stang Ziehl & Jones LLP (“Pachulski”), in accordance with the wire instructions provided by Pachulski on or prior to the date hereof, to hold in escrow pending the Parties’ execution of the Escrow Agreement.  As soon as reasonably practicable following the date hereof, the Parties shall execute an escrow agreement, substantially in the form attached hereto as Exhibit G (the “Escrow Agreement”), with Wilmington Trust, National Association, or such other escrow agent as may be mutually agreed to by the Parties (the “Escrow Holder”). Following execution of the Escrow Agreement, Buyer and Seller shall cause Pachulski to wire the Deposit to the Escrow Holder to hold in escrow pursuant to the Escrow Agreement.  In turn, the Escrow Holder shall immediately deposit the Deposit into an interest-bearing account.  The Deposit shall become nonrefundable upon the valid termination of the this Agreement by Seller pursuant to Section 11.1(e) (a “Buyer Default Termination”).  At the Closing, Buyer shall cause the Escrow Holder to deliver the Deposit (together with all accrued interest thereon) to Seller, which amount shall be credited and applied toward payment of the Purchase Price.  In the event the Deposit becomes nonrefundable by reason of a Buyer Default Termination, and without limiting Seller’s remedies under the circumstances, Escrow Holder shall immediately disburse the Deposit and all interest accrued thereon to Seller to be retained by Seller for its own account.  If this Agreement is terminated for any reason other than by reason of a Buyer Default Termination, the Escrow Holder shall return to Buyer the Deposit (together with all interest accrued thereon), but less Buyer’s one-half (1/2) share of the Escrow Holder’s escrow fees and charges, within five (5) business days from the date this Agreement is terminated.

3.3           Allocation of Purchase Price.

(a)           Within 90 days after the Closing Date, Buyer shall deliver to Seller for Seller’s review and approval (not to be unreasonably withheld, conditioned, delayed or denied)  a statement (the “Allocation Statement”) allocating, for tax purposes, the Purchase Price and any other items that are treated as additional purchase price for tax purposes among the Acquired Assets.  The Allocation Statement shall be reasonable and prepared in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

(b)           The Parties hereby agree to (i) be bound by the Allocation Statement, (ii) act in accordance with the Allocation Statement in connection with the preparation, filing and audit of any Tax Return (including, without limitation, in the filing of IRS Form 8594 and any other corresponding Tax forms), and (iii) take no position inconsistent with the Allocation Statement for any Tax purpose (including, without limitation, in any audit, judicial or administrative proceeding) unless otherwise required by applicable law or pursuant to the good faith resolution of a tax contest.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the schedules delivered by Seller herewith (the “Disclosure Schedules”), which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, Seller hereby represents and warrants to Buyer as follows:

4.1           Organization; Standing and Power.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.  Seller has all requisite corporate power and authority to own, lease and, subject to the provisions of the Bankruptcy Code applicable to debtors in possession, operate its properties, and to carry on the Business as now being conducted by Seller. Subject to entry of the Sale Order, Seller has the power and authority to execute, deliver and perform this Agreement and all writings relating hereto. Except as a result of the commencement of the Bankruptcy Case, Seller is qualified to do business and is in good standing in each jurisdictions where the character of the Business or nature of its owned or leased property operated in connection with the Business makes such qualification necessary, except for such failure to be so qualified or in good standing as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Business, taken as a whole.

4.2           Validity and Execution.  The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated herein have been duly and validly authorized by all required corporate action in respect thereof. This Agreement has been duly executed and delivered by Seller and each other Ancillary Agreement to which Seller is a party will be duly and validly executed and delivered by Seller at the Closing and, subject to requisite Bankruptcy Court approval, will constitute the valid and binding obligations of Seller enforceable against it in accordance with their respective terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws (whether statutory, regulatory or decisional), now or hereafter in effect, relating to or affecting the rights of creditors generally or by equitable principles (regardless of whether considered in a proceeding at law or in equity).

4.3           No Conflicts.  Subject to the entry of the Sale Order, the consummation of the transactions herein contemplated, and the performance of, fulfillment of and compliance with the terms and conditions hereof by Seller will not: (i) conflict with or result in a breach of the certificate of incorporation or bylaws of Seller; (ii) violate any Law applicable to Seller, or (iii) violate or conflict with or constitute a default under any Contract to which Seller is a party or by which Seller or its assets or properties may be bound; except in the cases of clauses (ii) and (iii) above, such violations, conflicts or defaults as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Business, taken as a whole.

4.4           No Subsidiaries.  Except as set forth on Schedule 4.4, Seller does not have any subsidiaries and does not, directly or indirectly, own any interest in any other corporation, partnership, limited liability company, limited partnership, joint venture or other business association or entity.

4.5           Title to and Use of Acquired Assets.  Seller owns, leases or has the legal right to use all the Acquired Assets, and, upon delivery to Buyer on the Closing Date of the instruments of transfer contemplated in Section 10.2(b) and entry of the Sale Order, Buyer will (subject to Section 2.5(c)) be vested, to the maximum extent permitted by Sections 363 and 365 of the Bankruptcy Code, with good and valid title to the Acquired Assets free and clear of all Liens, Claims, Interests and Encumbrances, other than Assumed Liabilities and Permitted Liens, and subject to the limitation that certain transfers, assignments, licenses, leases and Permits, and any claim or right or benefit arising thereunder or resulting therefrom, may require the consent of a third party or Governmental Authority, which has not been obtained.  The Acquired Assets transferred to Buyer at Closing will be sufficient for Buyer to conduct the Business after Closing in substantially the same manner as conducted by Seller on the date hereof, except to the extent that Seller’s ability to operate the Business after Closing may be affected as a result of (i) Buyer not assuming certain Contracts, (ii) the announcement or disclosure of the Bankruptcy Case and the transactions contemplated by this Agreement, (iii) the taking of any action in accordance with this Agreement or (iv) actions or orders of the Bankruptcy Court.

4.6           Contracts.  Schedule 4.6 sets forth a complete list, as of the date hereof, of all material Contracts to which Seller is a party and that are used in or related to the Business or the Acquired Assets (the “Existing Contracts”), and each of the Existing Contracts is in full force and effect and is a valid and binding obligation as to Seller and, to the knowledge of Seller, the other parties thereto, unamended by oral or written agreement, in each case except (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws (whether statutory, regulatory or decisional), now or hereafter in effect, relating to or affecting the rights of creditors generally or by equitable principles (regardless of whether considered in a proceeding at law or in equity) or (ii) as set forth on Schedule 4.6.

4.7           Real Property.

(a)           The Seller has no Owned Real Property.

(b)           Schedule 4.7(b) lists all real estate leased by Seller as a lessee, sub-lessee, or assignee and covered by an Assumed Contract (the “Transferred Leased Real Property,”).

4.8           Intellectual Property.  Except as set forth on Schedule 4.8(a)(i), (i) with respect to any Intellectual Property owned by Seller (as opposed to Intellectual Property of which Seller is a licensee) and included in the Acquired Assets, Seller has all right, title and interest to all such Intellectual Property, without any conflict known to Seller with the rights of others, (ii) no Person other than Seller has the right to use the Intellectual Property owned by Seller and included in the Acquired Assets, (iii) to Seller’s knowledge, Seller has the valid right to use, pursuant to a license, sublicense or other agreement, any Intellectual Property used in the Business that is owned by a party other than Seller and included in the Acquired Assets, and (iv) to Seller’s knowledge, Seller has all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment thereof that are reasonably necessary for the operation of the Business as currently conducted by Seller.  Schedule 4.8(a)(ii) sets forth a complete list, as of the date hereof, of all registered and applied for Intellectual Property owned by Seller (whether registered or pending with the United States Patent and Trademark Office, Foreign Intellectual Property Office, the United States Copyright Office or otherwise).  All Intellectual Property Licenses are included in Schedule 4.6.

4.9           Permits.  Schedule 4.9(i) sets forth a complete list, as of the date hereof, of all material Permits issued to Seller for the operation of the Business.  Schedule 4.9(ii) sets forth a complete list, as of the date hereof, of all material Permits applied for by Seller or the issuance of which to Seller is pending.  Except as set forth in Schedule 4.9(iii), Seller holds all Permits necessary to carry on the Business as currently conducted by it or to own or lease any of its property or assets utilized by it as such property or assets are currently owned, leased or utilized, except to the extent that the failure to hold such Permits (individually or in the aggregate) would not reasonably be expected to have a material adverse effect on the Business, taken as a whole. Except as set forth in Schedule 4.9(iv), to the knowledge of Seller, Seller is not in material default or breach of any Permit material to the Business and no material proceeding is pending or threatened to revoke or limit any Permit material to the Business.

4.10           Employee Benefit Plans.  Schedule 4.10 sets forth a list of each written Employee Benefit Plan.  Except as set forth on Schedule 4.10, to the knowledge of Seller, neither Seller nor any ERISA Affiliate has maintained, sponsored, or contributed to an Employee Benefit Plan that is subject to Title IV of ERISA within the last six years or, in any way, directly or indirectly, has any liability with respect to such a plan.  Except as set forth on Schedule 4.10, to the knowledge of Seller, all Employee Benefit Plans are being administered in compliance, in all material respects, with, where applicable, ERISA and the Code, and the regulations promulgated thereunder.  Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter upon which Seller may rely, or has pending or has time remaining in which to file an application for such determination from the United States Internal Revenue Service, or is in the form of a prototype or volume submitter plan which is the subject of a favorable opinion or advisory letter from the Internal Revenue Service on which Seller may rely.

4.11           Labor Matters.  Seller is not a party to or bound by or has an obligation to perform (including make payments) under any labor or collective bargaining agreement or any Contract with a labor union or labor organization.

4.12           Insurance.  Seller maintains the insurance policies set forth on Schedule 4.12, which Schedule sets forth all insurance policies covering the property, assets, Employees and operations of the Business (including policies providing property, casualty, liability and workers’ compensation coverage).  Such policies are in full force and effect and Seller has paid all premiums on such policies due and payable prior to the Execution Date.

4.13           No Brokers or Finders.  Except for Canaccord Genuity Inc., Seller’s strategic advisor (the “Broker”), no agent, broker, finder or investment or commercial banker, or other Person or firm engaged by, or acting on behalf of, Seller in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement is or will be entitled to any brokerage or finder’s or similar fees or other commissions as a result of this Agreement or such transactions.  Any and all fees payable to the Broker will be Seller’s responsibility.

4.14           Litigation; Proceedings.  Except for the Bankruptcy Case and any and all Actions arising therefrom or related thereto, and except as set forth on Schedule 4.14, there is no Action pending or, to the knowledge of Seller, threatened by or against Seller that involves or relates to any of the transactions contemplated by this Agreement or would reasonably be expected to materially adversely affect the Acquired Assets or the Business.

4.15           Compliance with Laws.  Except as set forth on Schedule 4.15(i) and as would not reasonably be expected to materially adversely affect the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements, Seller (a) has complied with, is in compliance with and has operated the Business in compliance with all applicable Laws and Permits, and (b) holds all material Permits, and except as set forth on Schedule 4.15(ii), Seller has not received any written notice or other written communication from any Governmental Authority or other Person (i) asserting any violation of, or failure to comply with, any requirement of any such Law or Permit or (ii) notifying Seller of the non-renewal, revocation or withdrawal of any such Permit.

4.16           Affiliate Transactions.  Except as set forth on Schedule 4.16 and to the knowledge of Seller, there are no material written Contracts or material oral agreements between Seller and any shareholder or Affiliate of Seller which are necessary to conduct the Business after Closing in substantially the same manner as conducted by Seller on the Petition Date.

4.17           Accounts Receivable.  Attached as Schedule 4.17 is an accurate and complete list of all of the Accounts Receivable as of the date indicated thereon.  All Accounts Receivable arose in connection with the bona fide sale of goods or services by Seller in the Ordinary Course of Business.

4.18           PP&E.  Attached as Schedule 4.18 is an accurate and complete list of all of Seller’s PP&E relating to the Business.  All of the PP&E is in good working order, ordinary wear and tear excepted.  The PP&E includes all tangible property of Seller used or useable in connection with the Business or necessary to conduct the Business as it is currently conducted.

4.19           Warranties Are Exclusive.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER SELLER NOR ANY OTHER PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY MATTER RELATING TO ITS ASSETS (INCLUDING THE ACQUIRED ASSETS), LIABILITIES (INCLUDING THE ASSUMED LIABILITIES) OR OPERATIONS, INCLUDING, WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, OR NON-INFRINGEMENT, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY. BUYER HEREBY ACKNOWLEDGES AND AGREES THAT BUYER IS PURCHASING THE ACQUIRED ASSETS ON AN “AS IS, WHERE IS” BASIS AFTER GIVING EFFECT TO THE TERMS CONTAINED HEREIN.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

5.1           Organization, Standing and Power.  Buyer is duly organized, validly existing and in good standing under the laws of the state of Delaware.  Buyer has all requisite entity power and authority to own, lease and operate its properties, to carry on its business as now being conducted and to execute, deliver and perform this Agreement and all writings relating hereto.  Buyer is qualified to do business and is in good standing in all jurisdictions where it owns or leases real property in connection with the operation of its business.

5.2           Authorization and Validity.  The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated herein have been duly and validly authorized by all required corporate action in respect thereof. This Agreement has been duly executed and delivered by Buyer and each other Ancillary Agreement to which Buyer is a party will be duly and validly executed and delivered by Buyer at the Closing. This Agreement and the other Ancillary Agreements to which Buyer is a party and will constitute the valid and binding obligations of Buyer enforceable against it in accordance with their respective terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws (whether statutory, regulatory or decisional), now or hereafter in effect, relating to or affecting the rights of creditors generally or by equitable principles (regardless of whether considered in a proceeding at law or in equity).

5.3           No Conflicts.  The consummation of the transactions herein contemplated, and the performance of, fulfillment of and compliance with the terms and conditions hereof by Buyer will not: (i) conflict with or result in a breach of the certificate of incorporation or bylaws of Buyer; (ii) violate any Law, or (iii) violate or conflict with or constitute a default under any Contract to which Buyer is a party or by which Buyer or its assets or properties may be bound,

5.4           Financial Ability. Buyer has (and will as of the Closing have) sufficient committed cash to enable Buyer to consummate the transaction contemplated by this Agreement, the Ancillary Agreements and all other agreement, documents or arrangements relating to the DIP Financing.

5.5           No Brokers or Finders.  No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by, or acting on behalf of, Buyer in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement is or will be entitled to any brokerage or finder’s or similar fees or other commissions as a result of this Agreement or such transactions for which Seller will be responsible.

5.6           No Other Representations and Warranties.  Except for the representations and warranties contained in this ARTICLE 5, neither Buyer nor any other Person authorized by Buyer makes any other express or implied representation or warranty on behalf of Buyer.

ARTICLE 6

COVENANTS AND OTHER AGREEMENTS

6.1           Pre-Closing Covenants of Seller.  Seller covenants to Buyer that, during the period from and including the Execution Date through and including the Closing Date or the earlier termination of this Agreement in accordance with the provisions of ARTICLE 11:

(a)           Cooperation.  Seller shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things reasonably necessary or proper, consistent with applicable Law and the orders of the Bankruptcy Court to consummate the transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.1(a) shall be deemed to supersede the limitations on cooperation set forth in Section 2.5(c).

(b)           Access to Records and Properties.  Seller shall, at Buyer’s sole cost and expense (i) provide Buyer and its Related Persons reasonable access during normal business hours upon reasonable notice to the facilities, offices and personnel of Seller and to the books and records of Seller, related to the Business or the Acquired Assets or otherwise reasonably requested by Buyer if reasonably necessary to comply with the terms of this Agreement or the Ancillary Agreements or any applicable Law, and providing all information reasonably requested by Buyer with respect to any Contract, (ii)  from and after the date the Bid Procedures Order is issued by the Bankruptcy Court, permit Buyer to contact the vendors, manufacturers, suppliers, contractors, licensors, customers and others having business relations with the Business and, as reasonably requested by Buyer from time to time, use reasonable efforts to facilitate such contacts by Buyer, (iii) furnish Buyer with such financial and operating data and other information with respect to the condition (financial or otherwise), businesses, assets, properties, prospects or operations of Seller as Buyer shall reasonably request, and (iv) permit Buyer to make such reasonable inspections and copies thereof as Buyer may require; provided, however, Buyer shall use reasonable efforts to prevent any such inspection from unreasonably interfering with the operation of the Business or the duties of any employee of Seller.  Notwithstanding anything in this Agreement or in any Ancillary Agreement to the contrary, no such access, information or cooperation shall be permitted or required to the extent that it would require Seller to disclose information subject to attorney-client privilege or would be prohibited by Law.

(c)           Conduct of Business Prior to Closing. Except as expressly contemplated by this Agreement or disclosed on Schedule 6.1(c), except to the extent of the filing of the Bankruptcy Case and thereafter as expressly required under the Bankruptcy Code or other applicable Law or any ruling or order of the Bankruptcy Court and/or except to the extent waived by Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned, delayed or denied), Seller shall (i) conduct the Business in the Ordinary Course of Business and in a manner substantially similar to the manner in which Seller has operated, consistent with past practice (including with respect to the payment of accounts payable of Seller), taking into account Seller’s status as a debtor-in-possession in the Bankruptcy Case, (ii) not, directly or indirectly, sell or otherwise transfer or dispose, or offer, agree or commit (in writing or otherwise) to sell or otherwise transfer or dispose of any of the Acquired Assets, except in the Ordinary Course of Business, (iii) not, directly or indirectly, permit, offer, agree or commit to permit, any of the Acquired Assets to become subject, directly or indirectly, to any Lien, Claim, Interest or Encumbrance, except for Permitted Liens, and other than pursuant to the DIP Financing, (iv) taking into account Seller’s status as a debtor-in-possession in the Bankruptcy Case, preserve intact the Business, to keep available the services of its current employees and agents and to maintain its relations and goodwill with its vendors, suppliers, customers, distributors and any others with whom or with which it has business relations, and (v) not file any motion with the Bankruptcy Court to take any action inconsistent with this Agreement including, without limitation, this Section 6.1(c). Without limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (A) nothing contained in this Agreement shall give Buyer, directly or indirectly, the power to control or direct the operations of Seller, or the Business prior to the Closing and (B) prior to the Closing, Seller shall exercise consistent with, and subject to the terms and conditions of this Agreement, complete control and supervision of its operations.

6.2           Pre-Closing Covenants of Buyer.  Buyer covenants to Seller that, during the period from the Execution Date through and including the Closing or the earlier termination of this Agreement in accordance with the provisions of ARTICLE 11:

(a)           Cooperation.  Buyer shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things reasonably necessary or proper, consistent with applicable Law, to consummate and make effective as soon as possible the transactions contemplated by this Agreement.

(b)           Adequate Assurance Regarding Assumed Contracts and Required Orders.  Buyer agrees that it will cooperate as reasonably requested by Seller to assist in establishing adequate assurance of future performance within the meaning of Section 365 of the Bankruptcy Code with regard to the Assumed Contracts.  Buyer shall take such actions as may be reasonably requested by Seller to assist Seller in obtaining the Bankruptcy Court’s entry of the Sale Order and any other order of the Bankruptcy Court reasonably necessary to consummate the transactions contemplated by this Agreement.

6.3           Employment Covenants and Other Undertakings.

(a)           Employees.  Prior to the Closing, Buyer shall offer to employ, commencing immediately following the Closing, all employees of Seller at their salaries or hourly wage, as the case may be, applicable to their employment by Seller immediately prior to the Closing, and on other terms and conditions as the Buyer shall determine in its sole discretion.  Seller shall, upon reasonable notice from Buyer, during reasonable business hours, permit Buyer access to any employee records that Buyer may reasonably request in order to facilitate Buyer’s hiring of all of Seller’s employees, including, but not limited to, job descriptions, time records, and payroll data. At least two weeks prior to the Closing Date, Seller shall permit Buyer, during business hours in a manner not to unreasonably disturb Seller’s business, to solicit employment applications from Seller’s employees. Such employees who accept Buyer’s offer to employ and commence employment with the Buyer as of the Closing Date shall be collectively referred to as the “Transferred Employees.”  Seller shall deliver to Buyer on or before the Closing Date all personnel files and employment records relating to the Transferred Employees to the extent permitted by Law (including completed I-9 forms and attachments with respect to all Transferred Employees, except for such Employees as Seller certifies in writing are exempt from such requirement).  Effective as of the Closing Date, Buyer shall assume all obligations relating to, and give full credit for, all unused vacation and paid time off, in the aggregate, of each Transferred Employee accrued as of the Closing Date.

(b)           Buyer Benefit Plans.  Each Transferred Employee shall receive full credit for purposes of eligibility to participate,  in the employee benefit plans and arrangements maintained by Buyer in which such Transferred Employee participates for such Transferred Employee’s service with Seller.  With respect to any welfare benefit plans maintained by Buyer for the benefit of Transferred Employees on and after the Closing Date, Buyer shall (i) cause there to be waived any eligibility requirements, evidence of insurability and pre-existing condition limitations, and (ii) give effect, in determining any co-pay, deductible and maximum out-of-pocket limitations, amounts paid by such Transferred Employees on or after January 1, 2015 with respect to benefit plans heretofore maintained by Seller.

(c)           Forms W-2 and W-4.  Seller and Buyer shall adopt the “standard procedure” for preparing and filing IRS Forms W-2 (Wage and Tax Statements) and Forms W-4 (Employee’s Withholding Allowance Certificate) regarding the Transferred Employees (the “IRS Forms”).  Under this procedure, Seller shall keep on file all IRS Forms W-4 provided by the Transferred Employees for the period required by applicable Law concerning record retention and Buyer will obtain new IRS Forms W-4 with respect to each Transferred Employee.  For the avoidance of doubt, Seller shall be responsible for preparing, filing and distribution of all IRS Forms for Seller’s employees, including the Transferred Employees, with respect to calendar year 2014.

(d)           Employee Communications.  Prior to making any written communications to the Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Seller shall provide Buyer with a copy of the intended communication.

(e)           WARN Obligations.  Except to the extent provided below, Seller shall comply with and be solely responsible for all obligations, if any, under the federal Worker Adjustment Retraining and Notification Act, and any similar state or local Laws (collectively, “WARN”) with respect to any employment actions taken on or before the Closing Date, all of which shall constitute Excluded Liabilities.  Seller may, in its sole discretion, issue appropriate WARN notices related to the transactions contemplated hereby to its employees at any time and from time to time.  Seller shall, in accordance with all applicable laws, terminate and discharge effective on the Closing Date all of its employees engaged with respect to the Acquired Assets (the “Terminated Employees”), with written notice of termination to each such employee, and pay all costs and expenses associated with such terminations; provided, however, that Buyer agrees to assume, and indemnify and hold Seller harmless from and against, all obligations, if any, arising under WARN as a result of Seller’s termination of the employment of the Terminated Employees on or after the Closing Date in accordance with the above provisions of this Section 6.3(e) (the “WARN Liabilities”), except and to the extent that any such WARN Liabilities are avoided as a result of Buyer’s offer of employment to any of the Terminated Employees as contemplated above (the “Assumed WARN Obligations”).

(f)           No Third Party Beneficiaries. Without limiting the generality of Section 12.16, Seller and Buyer acknowledge and agree that all provisions contained in this Section 6.3 are included for the sole benefit of Seller and Buyer, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any current or former employees, directors, officers or consultants of Seller, any participant in any Employee Benefit Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Buyer or any of its Affiliates.

(g)           COBRA.  To the extent required by applicable Law, Buyer shall provide group health plan continuation coverage, pursuant to the requirements of COBRA, to all Seller’s employees, former employees of Seller receiving group health plan continuation coverage from Seller on the Closing Date, and former employees of Seller who are in a COBRA-election period on the Closing Date, each only to the extent that such persons:  (i) properly request such coverage; (ii) will not be hired by Buyer; and (iii) timely pay for such coverage.

6.4           Approvals.

(a)           Each Party shall, as promptly as possible, use its reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement.  Each Party shall cooperate fully with the other Party in promptly seeking to obtain all such consents, authorizations, orders and approvals.  The Parties shall not willfully take any action that has, or is reasonably likely to have, the effect of delaying, impairing or impeding the receipt of any such required consents, authorizations, orders and approvals.

(b)           All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of any Party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated by this Agreement (but, for the avoidance of doubt, not including any interactions between Seller and Governmental Authorities in the Ordinary Course of Business or any disclosure which is not permitted by Law or which would require disclosure by a Party of information subject to attorney-client privilege) shall be disclosed to the other Parties in advance of any filing, submission or attendance, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals.  Each Party shall give notice to the other Party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other Parties with the opportunity to attend and participate in such meeting, discussion, appearance or contact.  Notwithstanding the foregoing, Buyer shall not be required to disclose to Seller any commercially sensitive materials pursuant to this Section 6.4 which, in Buyer’s reasonable judgment, is confidential or proprietary to Buyer or its business.

6.5           Release of Liens.  As promptly as possible following the date hereof, Seller shall use its commercially reasonable efforts to take any and all actions necessary to permit Buyer to obtain clear title to the Acquired Assets free of all Liens, Claims, Interests and Encumbrances, and Seller will deliver or cause to be delivered to Buyer termination statements, releases and other appropriate evidence requested by Buyer to the effect that all Liens listed on Schedule 6.5 have been terminated and released prior to Closing.

6.6           Intellectual Property Registration.  As promptly as possible following the date hereof, Seller shall use its commercially reasonable efforts to take any and all actions necessary to ensure that Seller is listed in the assignment records in the United States Patent and Trademark Office or the appropriate U.S. federal, state or non-U.S. authority as the sole owner for each item listed on Schedule 4.8(a)(ii).

6.7           Advertising Customer Deposits.  As promptly as possible following the date hereof, Seller shall prepare, in consultation with Buyer, and deliver to Buyer a schedule that sets forth a list of all of Seller’s active advertising insertion orders pursuant to which Seller has received deposits or other payments from the applicable customer relating to advertising services and campaigns that have yet to be completely fulfilled and/or provided by Seller as of the date hereof.

6.8           Post-Closing Access.  In order to facilitate Seller’s efforts to administer and close the Bankruptcy Case (including, without limitation, the preparation of filings in the Bankruptcy Case and state, local and federal Tax Returns and other filings, reconciliation of claims filed in the Case, removal of corporate and other records and information relating or belonging to entities other than Seller), for a period of three (3) years following the Closing, (a) the Buyer shall permit Seller’s counsel and other professionals and counsel for any successor to Seller and its respective professionals, and its employees (collectively, “Permitted Access Parties”) reasonable access to the financial and other books and records relating to the Acquired Assets or the Business and the systems containing such information, books and records, which access shall include (i) the right of such Permitted Access Parties to copy, at such Permitted Access Parties’ expense, such documents and records as they may request in furtherance of the purposes described above, and (ii) Buyer’s copying and delivering to the relevant Permitted Access Parties such documents or records as they may request, but only to the extent such Permitted Access Parties furnish Buyer with reasonably detailed written descriptions of the materials to be so copied and the applicable Permitted Access Party reimburses the Buyer for the reasonable costs and expenses thereof, and (b) Buyer shall provide the Permitted Access Parties (at no cost to the Permitted Access Parties) with reasonable access to those individuals with knowledge of how to access the relevant financial and books and records during regular business hours to assist Seller and the other Permitted Access Parties in their post-Closing activities (including, without limitation, preparation of Tax Returns), provided that such access does not unreasonably interfere with the Buyer’s business operations.

ARTICLE 7

TAXES

7.1           Taxes Related to Purchase of Acquired Assets.

(a)           Seller and Buyer each shall be responsible for and timely pay fifty percent (50%) of all transfer, sales, use, conveyance, recording and similar Taxes, including all such state and local Taxes, incurred in connection with the transfer of the Acquired Assets, and all recording and filing fees (collectively, “Transaction Taxes”), that are imposed solely as a result of the sale, transfer, assignment and delivery of the Acquired Assets.  Notwithstanding the time period in Section 3.2 relating to the Allocation Statement, Buyer and Seller shall cooperate to (i) determine the amount of Transaction Taxes payable in connection with the transactions contemplated under this Agreement, and (ii) prepare and file any and all required Tax Returns for or with respect to such Transaction Taxes with any and all appropriate taxing authorities.  Buyer and Seller shall cooperate in providing each other with any appropriate certification and other similar documentation relating to any exemption from Transaction Taxes (including any appropriate resale exemption certifications), as provided under applicable Law.

(b)           Subject to Sections 2.3(e) and 7.1(a), on or prior to the Closing Date, Seller shall pay all sales Taxes, use Taxes, payroll Taxes, and other Taxes which are then due and owing by Seller (and not any member or owner thereof) with respect to the Acquired Assets and the Business and attributable to Tax periods or portions thereof commencing on or after the Petition Date and ending on the Closing Date; provided, however, Seller shall not be obligated to pay any such Tax that is disputed in good faith by Seller, as long as appropriate reserves have been established in accordance with GAAP.  Subject to Sections 2.3(e) and 7.1(a), all sales Taxes, use Taxes, payroll Taxes, real property Taxes, personal property Taxes and other ad valorem Taxes with respect to the Acquired Assets that accrue during, or attributable to, the period on or prior to the Closing Date and become due on or after the Closing Date shall be paid by Seller.  All sales Taxes, use Taxes, payroll Taxes, real property Taxes, personal property Taxes and other ad valorem Taxes with respect to the Acquired Assets that both accrue and are due after the Closing Date shall be paid by Buyer For purposes of this Agreement, whenever it is necessary to determine the liability for any such Taxes subject to this Section 7.1(b) for a taxable period that begins before the Closing Date and ends after the Closing Date (a “Straddle Period”), the Taxes for the portion of the Straddle Period ending on and including the date immediately prior to the Closing Date, which Seller shall pay, and for the portion of the Straddle Period beginning on the Closing Date, which Buyer shall pay, shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days during the Straddle Period before and including the date immediately prior to the Closing Date, or the number of calendar days during the Straddle Period beginning on the Closing Date, as applicable, and the denominator of which is the number of calendar days in the entire Straddle Period. Buyer and Seller shall cooperate and prepare and file any and all required Tax Returns with respect to Taxes subject to this Section 7.1(b).

7.2           Waiver of Bulk Sales Laws.  To the greatest extent permitted by applicable Law, Buyer and Seller hereby waive compliance with the terms of any bulk sales or similar Laws in any applicable jurisdiction in respect of the transactions contemplated by this Agreement.

ARTICLE 8

BANKRUPTCY COURT MATTERS

8.1           Motions. Seller shall file with the Bankruptcy Court, on the Petition Date, a motion or motions in form and substance acceptable to Buyer in its sole discretion, seeking the Bankruptcy Court’s approval of the Bid Procedures Order.  Seller shall affix a true and complete copy of this Agreement to such motion or motions (as the case may be) filed with the Bankruptcy Court. Such motion or motions (as the case may be) shall request, among other things, (i) the scheduling of the date for the hearing on the Bid Procedures Order no later than twenty-one (21) days after the Petition Date, (ii) the entry of the Bid Procedures Order no later than twenty-three (23) days after the Petition Date, (iii) the Auction to be commenced no later than three (3) Business Days prior to the date of the Sale Hearing, (iv) the Sale Hearing no later than forty (40) days after the Petition Date, and (v) the entry of the Sale Order no later than forty-five (45) days after the Petition Date (collectively, the “Sale Milestones”). No later than seven (7) days after the Petition Date, the Seller shall file with the Bankruptcy Court, a motion in form and substance acceptable to Buyer seeking approval of the Sale Order.

8.2           Contracts.  Seller shall serve on all non-Debtor counterparties to all of the Contracts on Schedule 2.5(a) a notice specifically stating that Seller is or may be seeking the assumption and assignment of such Contracts and shall notify such non-Debtor counterparties of the deadline for objecting to the Cure Amounts, which deadline shall not be less than three (3) Business Days prior to the Sale Hearing.  In cases in which Seller is unable to establish that a default exists, the relevant Cure Amount shall be set at $0.00.

8.3           Buyer Protections.  Subject to the approval of the Bankruptcy Court, Seller shall, if applicable, pay to Buyer the Expense Reimbursement and/or the Break-Up Fee pursuant to the terms and conditions set forth in Section 11.3 hereof.

8.4           Consultation with Buyer.  Except to the extent filings must be made on an emergency basis in the reasonable judgment of Seller, Seller shall provide Buyer a draft of any motions, orders or other pleadings that Seller proposes to file with the Bankruptcy Court seeking approval of this Agreement, including the motion to approve the Sale Order, no later than two (2) Business Days prior to the filing thereof with the Bankruptcy Court.  Seller shall reasonably cooperate with Buyer, and consider in good faith the views of Buyer, with respect to all such filings.

ARTICLE 9

CONDITIONS PRECEDENT TO PERFORMANCE BY THE PARTIES

9.1           Conditions Precedent to Performance by Seller.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which (other than the conditions contained in Section 9.1(c), Section 9.1(d) and Section 9.1(e) except as expressly provided therein) may be waived by Seller, in its sole and absolute discretion:

(a)           Representations and Warranties of Buyer.  The representations and warranties of Buyer contained in ARTICLE 5 that are not qualified by materiality shall be true and correct in all material respects on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date, and the representations and warranties of Buyer contained in ARTICLE 5 that are qualified by materiality shall be true and correct in all respects on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date.

(b)           Performance of the Obligations of Buyer.  Buyer shall have performed and complied in all material respects with all obligations required under this Agreement to be performed by Buyer on or before the Closing Date (except with respect to obligations which Buyer is to perform as of the Closing under this Agreement (including, without limitation, the obligation to pay the Purchase Price)).

(c)           Bankruptcy Court Approval.  Each of the Bid Procedures Order and the Sale Order shall have been entered by the Bankruptcy Court and the Sale Order shall not be subject to a stay.

(d)           No Violation of Orders.  No preliminary or permanent injunction or other order of any court or Governmental Authority or Law that prevents the consummation of the transactions contemplated hereby shall be in effect.

(e)           Governmental Approvals.  To the extent that the HSR Act is applicable, any waiting period (and any extension thereof) under the HSR Act and the antitrust legislation of any other relevant jurisdiction applicable to the purchase of the Acquired Assets contemplated by this Agreement shall have expired or shall have been terminated.

For avoidance of doubt, there shall be no conditions precedent to Seller’s obligation to consummate the transactions contemplated by this Agreement, except for those conditions precedent specifically set forth in this Section 9.1.

9.2           Conditions Precedent to the Performance by Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which (other than the conditions contained in Section 9.2(c), Section 9.2(d), and Section 9.2(e), except as expressly provided therein) may be waived by Buyer, in its sole and absolute discretion:

(a)           Representations and Warranties of Seller.  The representations and warranties of Seller contained in ARTICLE 4 that are not qualified by materiality shall be true and correct in all material respects on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date, and the representations and warranties of Seller contained in ARTICLE 4 that are qualified by materiality shall be true and correct in all respects on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date.

(b)           Performance of the Obligations of Seller.  Seller shall have performed and complied in all material respects with all obligations required by Seller under this Agreement that are to be performed by Seller on or before the Closing Date (except with respect to obligations which Seller is to perform as of the Closing under this Agreement).

(c)           Bankruptcy Court Approval.  Each of the Bid Procedures Order and the Sale Order shall have been entered by the Bankruptcy Court and the Sale Order shall not be subject to a stay.

(d)           No Violation of Orders.  No preliminary or permanent injunction or other order of any court or Governmental Authority or Law that prevents the consummation of the transactions contemplated hereby shall be in effect.

(e)           Governmental Approvals.  To the extent that the HSR Act is applicable, any waiting period (and any extension thereof) under the HSR Act and the antitrust legislation of any other relevant jurisdiction applicable to the purchase of the Acquired Assets contemplated by this Agreement shall have expired or shall have been terminated.

For avoidance of doubt, there shall be no conditions precedent to Buyer’s obligation to consummate the transactions contemplated by this Agreement (including any financing or due diligence condition), except for those conditions precedent specifically set forth in this Section 9.2.

ARTICLE 10

CLOSING AND DELIVERIES

10.1           Closing.  Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held on a Business Day mutually acceptable to the parties (but as promptly as practicable and in any event no later than 15 days following the date on which the Sale Order shall have been entered by the Bankruptcy Court) after the date on which all conditions to the obligations of the Parties set forth in ARTICLE 9 to consummate the transactions contemplated hereby are first satisfied and/or waived (the date the Closing occurs being the “Closing Date”).  The Closing shall occur on the Closing Date at 10:00 a.m., New York Time, in the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166 or such other location as shall be mutually agreed to by the Parties.  Upon consummation of the Closing, the purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities hereunder shall be deemed to have occurred as of 12:01 a.m. (New York time) on the Closing Date.

10.2           Seller’s Deliveries.  At the Closing:

(a)           Seller shall deliver possession of the Acquired Assets;

(b)           Seller shall have executed and delivered to Buyer (i) the Bill of Sale, (ii) the Assignment and Assumption Agreement, (iii) the Trademark Assignment Agreement, (iv) the Patent Assignment Agreement and (v) such additional bills of sale, endorsements, assignments and other instruments of transfer and conveyance as may be reasonably requested by Buyer and required under applicable Law to convey valid, marketable title of the Acquired Assets to Buyer free and clear of all Liens, Claims, Interests or Encumbrances (other than Permitted Liens); and

(c)           Seller shall deliver an officer’s certificate, duly executed by a senior officer of Seller, certifying the matters set forth in Section 9.2(a) and Section 9.2(b), in form reasonably satisfactory to Buyer.

10.3           Buyer’s Deliveries.  At the Closing:

(a)           Buyer shall pay the Cash Purchase Price by wire transfer of immediately available funds to an account designated by Seller prior to the Closing;

(b)           Buyer shall have executed and delivered to Seller (i) the Assignment and Assumption Agreement, (ii) the Trademark Assignment Agreement and (iii) the Patent Assignment Agreement; and

(c)           Buyer shall deliver a certificate, duly executed by a senior officer of Buyer, certifying the matters set forth in Section 9.1(a) and Section 9.1(b) in form reasonably satisfactory to Seller.

10.4           Possession.  Right to possession of the Acquired Assets shall transfer to Buyer on the Closing Date.  Seller shall transfer and deliver to Buyer on the Closing Date such keys, locks and safe combinations and other similar items as Buyer may reasonably require to obtain occupation and control of the Acquired Assets, and shall also make available to Buyer at their then existing locations the originals of all documents in Seller’s actual possession that are required to be transferred to Buyer by this Agreement.

ARTICLE 11

TERMINATION

11.1           Termination.  This Agreement may be terminated only in accordance with this Section 11.1.  This Agreement may be, or, as applicable, shall be, terminated at any time before the Closing as follows:

(a)           by mutual written consent of Seller and Buyer;

(b)           automatically and without any action or notice by Seller to Buyer, or Buyer to Seller, immediately upon:

(i)           the issuance of a final and non-appealable order, decree, or ruling by a Governmental Authority to permanently restrain, enjoin or otherwise prohibit the Closing;

(ii)           approval by the Bankruptcy Court of an Alternate Transaction, unless Buyer is designated a “back-up bidder” under the Sale Order; or

(iii)           the consummation of an Alternate Transaction.

(c)           by either Seller or Buyer if the Closing shall not have occurred by April 15, 2015 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Termination Date;

(d)           by Buyer:

(i)           if Seller shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.2 and (B) is not curable or able to be performed, or, if curable or able to be performed, is not cured or performed prior to the then-applicable Termination Date; provided, however, that (1) Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained herein or in the Sale Order, (2) Buyer notifies Seller in writing of its intention to exercise its rights under this Section 11.1(d)(i) as a result of the breach (the “Buyer Termination Notice”), and (3) Buyer specifies in the Buyer Termination Notice the representation, warranty, covenant or agreement contained herein of which Seller is allegedly in breach;

(ii)           if, prior to the Closing, the Bankruptcy Case shall be converted into a case under Chapter 7 of the Bankruptcy Code or dismissed, or if a trustee or examiner with expanded powers shall be appointed in the Bankruptcy Case; or

(iii)           if there shall be excluded from the Acquired Assets any Assumed Contract that is not assignable or transferable pursuant to the Bankruptcy Code or otherwise without the consent of any Person other than Seller, to the extent that such consent shall not have been given prior to the Closing and the exclusion of such Assumed Contract shall be materially adverse to the results of operations or the financial condition of the Acquired Assets, taken as a whole; or

(iv)           if any of the Sale Milestones are not met;  or

(v)           if an Event of Default (as defined in the DIP Order) shall have occurred;

(e)           by Seller if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 9.1 and (ii) is not curable or able to be performed, or, if curable or able to be performed, is not cured or performed prior to the then-applicable Termination Date; provided, however, that (1) Seller is not in material breach of any of its representations, warranties, covenants or agreements contained herein or in the Sale Order, (2) Seller notifies Buyer in writing of its intention to exercise its rights under this Section 11.1(e) as a result of the breach (the “Seller Termination Notice”), and (3) Seller specifies in the Seller Termination Notice the representation, warranty, covenant or agreement contained herein of which Buyer is allegedly in breach.

Each condition set forth in this Section 11.1 pursuant to which this Agreement may be terminated shall be considered separate and distinct from each other such condition.  If more than one of the termination conditions set forth in Section 11.1 are applicable, the applicable Party shall have the right to choose the termination condition pursuant to which this Agreement is to be terminated. The Parties acknowledge and agree that no notice of termination or extension of the Termination Date provided pursuant to this Section 11.1 shall become effective until five (5) days after the delivery of such notice to the other parties, and only if such notice shall not have been withdrawn during such five (5) day period or otherwise become invalid.

11.2           Effect of Termination.  Subject to the provisions of Section 3.2 regarding the treatment of the Deposit, in the event of termination pursuant to Section 11.1, this Agreement shall become null and void and have no effect and no Party shall have any liability to the other Party except (a) nothing herein shall relieve either Party from liability for any breach of this Agreement occurring prior to such termination and (b) with respect to the provisions of ARTICLE 11 and ARTICLE 12 which shall expressly survive termination hereof including the buyer protections provided for in Section 11.3. Notwithstanding anything contained herein to the contrary, the termination of this Agreement shall not affect the rights or obligations of the Parties under the Non-Disclosure Agreement dated March 10, 2014.

11.3           Buyer Protections.

(a)           So long as Buyer shall not be in material violation of its obligations under this Agreement, if this Agreement shall be terminated pursuant to Section 11.1(b)(ii) or 11.1(b)(iii), then, the Expense Reimbursement shall immediately become earned and due from Seller to Buyer, and a break up fee in the amount of $225,000 (the “Break-Up Fee”) shall immediately become earned and due from Seller to Buyer upon the consummation of an Alternate Transaction.  The Break-Up Fee and Expense Reimbursement may be paid from the proceeds of an Alternate Transaction.

(b)           So long as Buyer shall not be in material violation of its obligations under this Agreement, if this Agreement shall be terminated pursuant to Section 11.1(d), then the Expense Reimbursement shall immediately become earned and due from Seller to Buyer.

(c)           The Expense Reimbursement and the Break-Up Fee shall be a super-priority administrative expense priority obligation under Section 364(c)(1) of the Bankruptcy Code with priority over all expenses of the kind specified in Sections 503(b) and 507(b) of the Bankruptcy Code, subject to any super-priority Claims of Seller’s post-petition lenders and the Carve-Out.

(d)           In the event that the Break-Up Fee and Expense Reimbursement is earned by Buyer pursuant to Section 11.3(a), the agreement evidencing the Alternate Transaction shall provide that the Successful Bidder (as defined in the Bid Procedure Order) shall pay the Expense Reimbursement and the Break-Up Fee directly to Buyer by wire transfer of immediately available good funds to an account specified by Buyer at the Closing of the Alternate Transaction.  If for any reason such Successful Bidder fails to pay the Break-Up Fee and Expense Reimbursement directly to Buyer, Seller is authorized and directed to pay the Break-Up Fee and Expense Reimbursement to Buyer from the gross cash proceeds of the Alternate Transaction without further order of the Court.

(e)           The payment of the Break-Up Fee or Expense Reimbursement as provided herein shall be free and clear of any Interest as defined herein that any other person or entity may have or assert in such Alternate Transaction proceeds or otherwise available cash.

(f)           Seller hereby acknowledges that the obligation to pay the Expense Reimbursement and the Break-Up Fee (to the extent due hereunder) shall survive the termination of this Agreement, and shall have administrative priority status against Seller and its estates.

ARTICLE 12

MISCELLANEOUS

12.1           Survival.  No representations or warranties of Seller or Buyer made in this Agreement shall survive the Closing Date.  All covenants and agreements of Seller and Buyer contained herein shall survive the Closing in accordance with their terms.

12.2           Further Assurances.  At the request and the sole expense of the requesting Party, Buyer or Seller, as applicable, shall execute and deliver, or cause to be executed and delivered, such documents as Buyer or Seller, as applicable, or their respective counsel may reasonably request to effectuate the purposes of this Agreement and the Ancillary Agreements.

12.3           Successors and Assigns.  This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and shall be binding upon the Parties and their respective successors and permitted assigns and any trustee appointed in any of the Bankruptcy Case or subsequent chapter 7 cases and Seller, if the Bankruptcy Case are dismissed.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be transferred or assigned (including by operation of Law in connection with a merger or sale of stock, or sale of substantially all the assets, of a Person) by any of the Parties without the prior written consent of the other Party (which consent may be granted, withheld, conditioned or delayed in such other Party’s sole and absolute discretion), and any attempted assignment in contravention or breach of the foregoing shall be void and of no force or effect; provided, that no consent shall be required in connection with any assignment by any Party of its rights under this Agreement to its lenders.

12.4           Governing Law; Jurisdiction.  This Agreement shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of Delaware (without giving effect to the principles of conflicts of laws thereof), except to the extent that the Laws of such State are superseded by the Bankruptcy Code or other applicable federal Law.  For so long as Seller is subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent as to the foregoing to the exclusive jurisdiction of, the Bankruptcy Court.  After Seller is no longer subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, any state or federal court having competent jurisdiction in New York, New York.

12.5           Expenses.  Except as otherwise provided in this Agreement, each of the Parties shall pay its own expenses in connection with this Agreement and the transactions contemplated hereby, including any legal and accounting fees and commissions or finder’s fees, whether or not the transactions contemplated hereby are consummated.

12.6           Severability.  In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable and the application of any provision so substituted, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of (a) the Execution Date and (b) the date (if any) this Agreement was last amended.

12.7           Notices.

(a)           All notices, requests, demands, consents, waivers and other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, if delivered personally; (ii) when sent, if sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) on the day of transmission, if sent via electronic transmission to the email address below (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); and (iv) if sent by overnight courier service, one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to Seller:

Hipcricket, Inc.
110 110th Avenue NE,
Suite 410
Bellevue, WA 98005
Attn: Chief Executive Officer
Email: twilson@hipcricket.com
Facsimile:  (425) 449-4286

With a copy (which shall not constitute notice) to:

Pachulski Stang Ziehl & Jones LLP
10100 Santa Monica Blvd., Suite 1300
Los Angeles, CA  90067
Attn: Ira D. Kharasch, Esq.
Email: ikharasch@pszjlaw.com
Facsimile:  (310) 201-0760

and

Perkins Coie LLP
1201 Third Avenue, Suite 4900
Seattle, WA 98101
Attn: Faith M. Wilson, Esq.
Email:  fwilson@perkinscoie.com
Facsimile:  (206) 359-4237

If to Buyer:

SITO Mobile, Ltd.
100 Town Square Place
Jersey City, NJ 07310
Attention:  Mr. Jerry Hug
Email: jhug@SITOMobile.com
Facsimile:  201-942-3091

With a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP
200 Park Avenue
New York, 10166
Attention:  Matthew Hinker, Esq.
Email: hinkerm@gtlaw.com
Facsimile: (212) 801-6400

and

Greenberg Traurig, LLP
200 Park Avenue
New York, 10166
Attention:  Joseph C. Gangitano, Esq.
Email: gangitanoj@gtlaw.com
Facsimile: (212) 309-9572

(b)           Any Party may change its address, facsimile number or email address for the purpose of this Section 12.7 by giving the other parties written notice of its new address, facsimile number or email address in the manner set forth above.  Written confirmation of receipt (i) given by the recipient of such notice, request, demand, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender’s facsimile machine containing the time, date and recipient facsimile number or (iii) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

12.8           Amendments; Waivers.  This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by Buyer and Seller, or in the case of a waiver, by the Party waiving compliance.  Any waiver by any Party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be or construed as a furthering or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

12.9           Entire Agreement.  This Agreement, together with the Ancillary Agreements and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein (all of which are hereby incorporated herein by reference), supersede all other prior oral or written agreements among the Parties solely with respect to the matters contained herein and therein, and this Agreement, together with the Ancillary Agreements and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein, contain the entire understanding of the Parties solely with respect to the matters contained herein and therein.  For clarification purposes, the Recitals are part of this Agreement.

12.10           Seller Disclosures.  After notice to and consultation with Buyer, Seller shall be entitled to disclose, if required by applicable Law or by order of the Bankruptcy Court, this Agreement and all information provided by Buyer in connection herewith to the Bankruptcy Court, the United States Trustee, parties in interest in the Bankruptcy Case and other Persons bidding on assets of Seller.  Other than statements made in the Bankruptcy Court (or in pleadings filed therein), Seller shall not issue (prior to, on or after the Closing) any press release or make any public statement or public communication without the prior written consent of Buyer, which shall not be unreasonably withheld or delayed; provided, however, Seller, without the prior consent of Buyer, may issue such press release or make such public statement as may, upon the advice of counsel, be required by applicable Law or any Governmental Authority with competent jurisdiction.

12.11           Headings.  The article and section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12.12           Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to each other Party.  In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

12.13           Payments and Revenues.  If after the Closing, either Party shall receive any payment, revenue or other amount that belongs to the other Party pursuant to this Agreement, such receiving Party shall promptly remit or cause to be remitted the same to the other Party.

12.14           Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at Law or in equity.

12.15           Waiver of Jury Trial.  EACH PARTY HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON, RELATING TO OR ARISING OUT OF THIS AGREEMENT.  THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, ANTITRUST CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON-LAW OR STATUTORY CLAIMS.  EACH PARTY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS.  EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH LEGAL COUNSEL OF ITS OWN CHOOSING, OR HAS HAD AN OPPORTUNITY TO DO SO, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS, HAVING HAD THE OPPORTUNITY TO CONSULT WITH LEGAL COUNSEL.  THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS, OR MODIFICATIONS TO THIS AGREEMENT.  IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT WITHOUT A JURY.

12.16           No Third Party Beneficiaries.  This Agreement is intended for the benefit of the Parties and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

12.17           Attorneys’ Fees.  In the event that either Party hereto brings an action or other proceeding to enforce or interpret the terms and provisions of this Agreement, the prevailing Party in that action or proceeding shall be entitled to have and recover from the non-prevailing Party all such fees, costs and expenses (including, without limitation, all court costs and reasonable attorneys’ fees) as the prevailing Party may suffer or incur in the pursuit or defense of such action or proceeding.

 [signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BUYER:

SITO MOBILE, LTD.

By: /s/ Kurt Streams
Name: Kurt Streams
Title: CFO

SELLER:

HIPCRICKET, INC.

By: /s/ Todd Wilson
Name:  Todd Wilson
Title: CEO

Appendix A

DEFINED TERMS

The following terms have the meanings set forth in the Preamble hereto or the Sections hereof set forth below:

Definitions	Location
“Accounts Receivable”	Section 2.1(a)
“Acquired Assets”	Section 2.1
“Agreement”	Preamble
“Allocation Statement”	Section 3.2(a)
“Assumed Contracts”	Section 2.5(a)(i)
“Assumed DIP Obligations”	Section 2.3(f)
“Assumed Liabilities”	Section 2.3
“Assumed WARN Obligations”	Section 6.3(e)
“Bankruptcy Case”	Recitals
“Bankruptcy Code”	Recitals
“Bankruptcy Court”	Recitals
“Break-Up Fee”	Section 11.3(a)
“Business”	Recitals
“Buyer”	Preamble
“Buyer Default Termination”	Section 3.2
“Buyer Termination Notice”	Section 11.1(d)(i)
“Cash Purchase Price”	Section 3.1
“Closing”	Section 10.1
“Closing Date”	Section 10.1
“Cure Cap”	Section 2.3(a)
“Deposit”	Section 3.2
“Disclosure Schedules”	Article IV
“Escrow”	Section 3.2
“Escrow Agreement”	Section 3.2
“Escrow Holder”	Section 3.2
“Excluded Assets”	Section 2.2
“Excluded Liabilities”	Section 2.4
“Execution Date”	Preamble
“Existing Contracts”	Section 4.6
“IRS Forms”	Section 6.3(c)
“Necessary Consent”	Section 2.5(c)
“Omitted Contract Order”	Section 2.5(b)(i)
“Pachulski”	Section 3.2
“Parties”	Preamble
“Permitted Access Parties”	Section 6.5
“Previously Omitted Contract”	Section 2.5(b)(i)
“Purchase Price”	Section 3.1
“Sale Milestones”	Section 8.1
“Seller”	Preamble

“Straddle Period”	Section 7.1(b)
“Terminated Employees”	Section 6.3(e)
“Termination Date”	Section 11.1(c)
“Transaction Taxes”	Section 7.1(a)
“Transferred Employees”	Section 6.3(a)
“Transferred Leased Real Property”	Section 4.7(b)
“Transferred Owned Real Property”	Section 4.7(a)
“WARN”	Section 6.3(e)
“WARN Liabilities”	Section 6.3(e)

“Action” means any demand, Claim, action, suit or proceeding, arbitral action, litigation, inquiry, criminal prosecution or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Alternate Transaction” means a transaction or series of related transactions pursuant to which Seller (a) accepts a Qualified Bid, other than that of Buyer, as the highest or best offer, or (b) sells, transfers, leases or otherwise disposes of, directly or indirectly, including through an asset sale, stock sale, merger, reorganization or other similar transaction (by Seller or otherwise), including pursuant to a stand-alone plan of reorganization or refinancing, all or substantially all of the Acquired Assets (or agrees to do any of the foregoing) in a transaction or series of transactions to a Person or Persons other than Buyer..

“Ancillary Agreement” means any of the Bill of Sale, the Assignment and Assumption Agreement, Trademark Assignment Agreement, the Patent Assignment Agreement or such other instruments of transfer and conveyance as may be required under applicable Law to convey valid title of the Acquired Assets to Buyer.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement in substantially the form annexed hereto as Exhibit A.

“Auction” means the auction for the sale and assumption of the Acquired Assets and Assumed Liabilities conducted by Seller pursuant to the Bid Procedures Order.

“Bid Procedures Motion” means a motion, in form and substance acceptable to Seller and Buyer, to approve the Bid Procedures Order.

“Bid Procedures Order” means an order issued by the Bankruptcy Court that, among other things, establishes procedures for an auction process to solicit competing bids, which Order shall be substantially in the form of Exhibit B with only such changes or modifications as are acceptable to Buyer in its sole discretion.

“Bill of Sale” means the Bill of Sale substantially in the form of Exhibit C.

“Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in New York are authorized by Law or other governmental action to close.

 “Cash” means all cash on hand and in banks, cash equivalents, marketable securities, short-term investments, treasury bills, money orders, checks (including cash in transit such as checks received prior to the Closing, whether or not deposited or cleared prior to the Closing), checking account balances, instruments for the payment of money, certificates of deposit and other time deposits and letters of credit.

“Claim” has the meaning ascribed by Bankruptcy Code §101(5), including all rights, claims, causes of action, defenses, debts, demands, damages, offset rights, setoff rights, recoupment rights, obligations, and liabilities of any kind or nature under contract, at Law or in equity, known or unknown, contingent or matured, liquidated or unliquidated, and all rights and remedies with respect thereto.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

“Contract” means any written agreement, contract, lease (including, without limitation, any real or personal property leases), sublease, purchase order, arrangement, license, commitment, insurance policy or other written binding arrangement or written understanding, and any written amendments, modifications or supplements thereto.

“Cure Amounts” means all amounts, costs and expenses required by the Bankruptcy Court to cure all defaults under the Assumed Contracts so that they may be sold and assigned to Buyer pursuant to Sections 363 and 365 of the Bankruptcy Code, as such amounts may be adjusted, if applicable, by agreement of Buyer and the other party or parties to such Assumed Contracts (other than Seller).

 “DIP Financing” means the debtor-in-possession financing and/or cash collateral arrangements (including all loan and related documents and the DIP Orders) in respect of Seller approved by the Bankruptcy Court and containing terms and conditions acceptable to Buyer.

“DIP Order” means (a) in the period prior to entry of a final order as contemplated by clause (b) of this definition, an interim order entered by the Bankruptcy Court approving the DIP Financing, and (b) a final order entered by the Bankruptcy Court approving the DIP Financing, in each case in form and on terms acceptable to Buyer.

 “Documents” means all files, documents, instruments, papers, books, reports, records, databases, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer and supplier lists, databases and information, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, Web pages, etc.), cost of pricing information, business plans, quality control records and procedures, blueprints, accounting, legal and tax files (including all related memoranda and analyses therein), all files, customer and supplier files and documents (including credit information), personnel files and employment records relating to Transferred Employees (including, without limitation, applicable completed I-9 forms), supplier lists, records, literature and correspondence, including materials relating to services, marketing, advertising, promotional materials, Intellectual Property, and other similar materials to the extent related to, used in, held for use in, the Business or the Acquired Assets in each case whether or not in electronic form, but excluding any materials exclusively related to any Excluded Assets, subject to a claim of attorney-client privilege, as well as any documents prepared by Seller in connection with this Agreement, any Ancillary Agreement, or the Bankruptcy Case.

“Employee Benefit Plans” means all (a) employee pension benefit plans as defined in Section 3(2) of ERISA, (b) employee welfare benefit plans as defined in Section 3(1) of ERISA, and (c) stock option, bonus, deferred compensation, retention, severance, or termination pay plans or policies or any other plans or policies providing for compensation or benefits (including any employment, severance, change in control or similar agreement or any arrangement relating to a sale of the Business or the Acquired Assets), in each case, that is maintained, administered, or contributed to (or with respect to which any obligation to contribute has been undertaken) by  Seller and that covers any current or former employee, director, manager, member, officer or consultant of Seller (or their dependents, spouses or beneficiaries).

“Employees” means all individuals employed by Seller in connection with the Business and the Acquired Assets as of the Closing Date.

“Encumbrances” means, to the extent not considered a Lien, any security interest, pledge, hypothecation, mortgage, lien or encumbrance, other than any licenses of Intellectual Property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is treated as a single employer with Seller under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

 “Expense Reimbursement” means an amount equal to the lesser of (a) the aggregate documented, actual, reasonable out-of-pocket fees and expenses (including, without limitation, fees and expenses of legal counsel, accounting fees and expenses, HSR Act filing fees, escrow and other fees and expenses) incurred by Buyer in connection with this Agreement (including, without limitation, the drafting, negotiation and implementation of this Agreement), the transactions contemplated hereby and matters related hereto and thereto (including, without limitation, relating to business, legal and accounting due diligence and all matters in connection with the Bankruptcy Case), in each case whether incurred before or after the Petition Date, and (b) $100,000.

“GAAP” means the United States’ generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any foreign or United States federal, national, supernational, state, provincial, local court, tribunal, governmental department, agency, board or commission, regulatory or supervisory authority, or other administrative, governmental or quasi-governmental body, subdivision or instrumentality.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

“Improvements” means buildings, structures, systems, facilities, easements, rights-of-way, privileges, improvements, licenses, hereditaments, appurtenances and all other rights and benefits belonging, or in any way related, to the Transferred Leased Real Property.

“Intellectual Property” means all intellectual property, including, without limitation, (a) patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions, reexaminations, provisionals, divisions, renewals, revivals, and foreign counterparts thereof and all registrations and renewals in connection therewith, (b) trademarks, service marks, trade dress, logos, trade names and corporate names and other indicia of origin and corporate branding, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) works of authorship, copyrightable works, copyrights and all applications, registrations and renewals in connection therewith, (d) mask works and all applications, registrations and renewals in connection therewith, (e) trade secrets, inventions and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, assembly, test, installation, service and inspection instructions and procedures, technical, operating and service and maintenance manuals and data, hardware reference manuals and engineering, programming, service and maintenance notes and logs), (f) Software, (g) internet addresses, uniform resource locaters, domain names, websites and web pages, and (h) any and all other intellectual property and proprietary rights of Seller.

“Intellectual Property License” means (i) any Contract that contains any grant by Seller to any third Person of any right to use, publish, perform or exploit any of the Intellectual Property, and (ii) any Contract (other than a Contract concerning the licensing of generally commercially available software, including “shrink-wrap” and “click-wrap” licenses) that contains any grant by any third Person to Seller of any right to use, publish, perform or exploit any intellectual property of such third Person concerning or relating to the Intellectual Property.

“Interest” means “interest” as that term is used in Bankruptcy Code Section 363(f).

“knowledge of Seller” or “Seller’s knowledge” means the actual knowledge of Todd Wilson and Doug Stovall.

“KEIP” means that certain Key Employee Incentive Plan adopted by Seller in connection with this Agreement.

“KEIP Limit” means $255,000.

“Law” means any law, statute, ordinance, regulation, rule, code or rule of common law or otherwise of, or any order (including, without limitation, the Bid Procedures Order and the Sale Order), judgment, injunction or decree issued, promulgated, enforced or entered by, any Governmental Authority.

“Liability” means any debt, loss, liability, Claim, damage, expense, fine, cost, deficiency or obligation, of any nature, whether known or unknown, disclosed or undisclosed, matured or unmatured, determined or undeterminable, on or off balance sheet, fixed, absolute, contingent, accrued or unaccrued, liquidated or unliquidated, or otherwise and whether due or to become due, and whether in contract, tort, strict liability or otherwise, and whether or not resulting from third party claims.

“Lien” has the meaning given to that term in the Bankruptcy Code.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

“Ordinary Course of Business” means the conduct by Seller of the Business in substantially the same manner as conducted as of the date hereof.

“Owned Real Property” means the real property in which Seller has fee title (or equivalent) together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of Seller attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Patent Assignment Agreement” means a Patent Assignment Agreement in substantially the form of Exhibit D.

 “Permits” means all material approvals, permits, certificates of occupancy or other certificates, concessions, authorizations, grants, easements, variances, exemptions, consents, orders, franchise, filings, authorizations and licenses used in the operation of the Business or the Acquired Assets.

“Permitted Access Parties” is defined in Section 6.5.

“Permitted Liens” means (a) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Acquired Assets, (b) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and other similar matters of record set forth in any state, local or municipal franchise under which the Business is conducted as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which do not materially impair the use or occupancy of the Transferred Leased Real Property, (c) matters which would be disclosed by an accurate survey or inspection of the Transferred Leased Real Property which do not materially impair the occupancy or current use of such Real Property which they encumber,  (d) Liens and Encumbrances that will be released and/or discharged pursuant to the Sale Order, or matters set forth Schedule 4.5.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Authority or other entity.

“Petition Date” means January 20, 2015.

“PP&E” means all equipment, machinery, industrial and motor vehicles, fixtures, furniture and other tangible property, including all such property that is damaged and all attachments, appliances, fittings, gas and oil burners, lighting fixtures, signs, doors, cabinets, partitions, mantels, motors, pumps, screens, plumbing, heating, air conditioning, refrigerators, freezers, refrigerating and cooling systems, waste disposal and storing, wiring, telephones, televisions, monitors, security systems, racks, ovens, stoves, carpets, floor coverings, wall coverings, office equipment, kitchen appliances, computers (including point-of-sale terminals and systems), registers and safes, trash containers, meters and scales, combinations, codes and keys, and any other furniture, fixtures, equipment and improvements.

“Qualified Bid” means competing bids qualified for the Auction in accordance with the Bid Procedures Order.

“Related Person” means, with respect to any Person, all past, present and future directors, officers, members, managers, partners, limited partners, stockholders, employees, controlling persons, Affiliates, agents, professionals, attorneys, accountants, lenders, investment bankers or representatives of any such Person.

“Sale Hearing” means the hearing to consider the entry of the Sale Order.

“Sale Order” means an order issued by the Bankruptcy Court approving this Agreement and the transactions contemplated hereby substantially in the form of Exhibit E with only such changes or modifications as are acceptable to Buyer in its sole discretion.

 “Seller Termination Notice” is defined in Section 11.1(e).

“Software” means any computer program, operating system, application, system, firmware or software of any nature, point-of-entry system, peripherals, and data whether operational, active, under development or design, nonoperational or inactive, including all object code, source code, comment code, algorithms, processes, formulae, interfaces, navigational devices, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, concepts, visual expressions, technical manuals, tests scripts, user manuals and other documentation therefor, whether in machine-readable form, virtual machine-readable form, programming language, modeling language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature, and all databases necessary or appropriate in connection with the operation or use of any such computer program, operating system, application, system, firmware or software.

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any Governmental Authority, whether payable by reason of Contract, assumption, transferee liability, operation of Law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law), which taxes shall include all income taxes, payroll and employee withholding, unemployment insurance, social security (or similar), sales and use, excise, franchise, gross receipts, occupation, real and personal property, stamp, transfer, workers’ compensation, customs duties, registration, documentary, value-added, alternative or add-on minimum, estimated, environmental (including taxes under Section 59A of the Code) and other assessments or obligations of the same or a similar nature, whether arising before, on or after the Closing Date.

“Tax Return” means any report, return, information return, filing or other information, including any schedules, exhibits or attachments thereto, and any amendments to any of the foregoing required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Taxes (including estimated Taxes).

“Trademark Assignment Agreement” means a Trademark Assignment Agreement in substantially the form of Exhibit F.

“Treasury Regulation” means, with respect to any referenced provision, such provision of the regulations promulgated by the United States Department of the Treasury.